                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  Wickes, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  967 446 105
                                 (CUSIP Number)

                                 Gary M. Goltz
                           Imagine Investments, Inc.
                   8150 North Central Expressway, Suite 1901
                              Dallas, Texas 75206
                                (214) 365-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 28, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(v)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 967 446 105
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
                                     Persons (entities only)  James M. Fail

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                       2(d) or 2(e)
--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization      Texas

--------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power          --
     Shares         ------------------------------------------------------------
  Beneficially      (8)  Shared Voting Power        1,082,000
 Owned by Each      ------------------------------------------------------------
Reporting Person    (9)  Sole Dispositive Power     --
      With          ------------------------------------------------------------
                    (10) Shared Dispositive Power   1,082,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person        0

--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                        Instructions)  [_]

--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)  0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    IN

--------------------------------------------------------------------------------

CUSIP No. 967 446 105
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
                                     Persons (entities only)  James M. Fail
                                     Living Trust

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                       2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization        Alaska

--------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power          --
     Shares         ------------------------------------------------------------
  Beneficially      (8)  Shared Voting Power        1,082,000
 Owned by Each      ------------------------------------------------------------
Reporting Person    (9)  Sole Dispositive Power     --
      With          ------------------------------------------------------------
                    (10) Shared Dispositive Power   1,082,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person    0

--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                        Instructions)  [_]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)  0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    00

--------------------------------------------------------------------------------

CUSIP No. 967 446 105
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
                                     Persons (entities only)  Stone Holdings,
                                     Inc.
                                     75-2681508

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                       2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power          --
     Shares         ------------------------------------------------------------
  Beneficially      (8)  Shared Voting Power        1,082,000
 Owned by Each      ------------------------------------------------------------
Reporting Person    (9)  Sole Dispositive Power     --
      With          ------------------------------------------------------------
                    (10) Shared Dispositive Power   1,082,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person     0

--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                        Instructions)  [_]

--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)  0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    HC

--------------------------------------------------------------------------------

CUSIP No. 967 446 105
--------------------------------------------------------------------------------
     1)  Names of Reporting Person's I.R.S. Identification Nos. of Above
                                     Persons (entities only)  Imagine
                                     Investments, Inc.
                                     75-270944

--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]
          (b)  [_]
--------------------------------------------------------------------------------
     3)  SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)  WC

--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                       2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

   Number of        (7)  Sole Voting Power          --
     Shares         ------------------------------------------------------------
  Beneficially      (8)  Shared Voting Power        1,082,000
 Owned by Each      ------------------------------------------------------------
Reporting Person    (9)  Sole Dispositive Power     --
      With          ------------------------------------------------------------
                    (10) Shared Dispositive Power   1,082,000

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person     0
--------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
                        Instructions)  [_]
--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)  0%

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)    CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D


Item 1.  Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Shares"), of Wickes, Inc. (the "Corporation"), which is located at 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

Item 2.  Identity and Background

     This statement is filed by Imagine Investments, Inc. ("Imagine"), a Delaware corporation, which is located at 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Imagine is a wholly-owned subsidiary of Stone Investments, Inc., a wholly-owned subsidiary of Stone Capital, Inc., a wholly-owned subsidiary of Stone Holdings, Inc., which is wholly owned by the James M. Fail Living Trust dated December 18, 1996, which is exclusively controlled by James M. Fail. All of these parties (the "Reporting Persons") share the above address. For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing corporations (collectively, "Covered Persons"), please see Schedule I annexed hereto and incorporated herein by reference. The corporations do not engage in any business activity other than holding the common stock of their subsidiaries and lending money to third parties. During the last five years, none of these parties have been convicted in a criminal proceeding. During the last five years, none of these parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

     The working capital of Imagine and its parent, Stone Investments, Inc. and its parent, was used in making the purchase.

Item 4.  Purpose of Transaction:

     The transaction is solely for investment purposes.

Item 5.  Interest in Securities of the Issuer:

     (a) Imagine Investments, Inc. is the direct beneficial owner of 1,082,000 Shares.

         Imagine beneficially owns approximately 13.2% of the Shares outstanding on December 31, 1998. By virtue of the relationships described under
         Item 2 of this statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Imagine.

     (b) Imagine has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the Shares.

     (c) Not applicable.

     (d) Imagine has the power to receive and the right to direct the proceeds from the sale of the Shares held by it.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:

         On October 5, 1998, Riverside and Imagine entered into a Stock Purchase Agreement dated the same date (the "Imagine Agreement") pursuant to which, among other things, Imagine purchased 250,000 Shares from Riverside. On November 12, 1998, Imagine purchased an additional 200,000 Shares from Riverside. On November 18, 1998, Riverside and Imagine entered into another amendment to the Imagine Agreement (the "Amendment" or, together with the Imagine Agreement, the "Amended Agreement"). Under the Amended Agreement, Imagine had (i) an option to acquire from Riverside 550,000 Shares at a purchase price of $3.25 per Share in cash (the "Option") and (ii) a right of first refusal with respect to all of the Shares beneficially owned by Riverside (the "Right of First Refusal"). Imagine has previously exercised a portion of the option and purchased 185,000 Shares of Common Stock from Riverside. Imagine also purchased an additional 82,000 Shares of Common Stock from Riverside independent of the Option. On January 22, 1999, Riverside and Imagine agreed to extend the exercise deadline under the Option until January 25, 1999 and then agreed upon a further extension until January 29, 1999. On January 26, 1999 Imagine exercised the remainder of the Option and on January 28, 1999 purchased 365,000 Shares from Riverside.

         Pursuant to the Right of First Refusal, prior to the date eighteen months after October 5, 1998, Riverside may not effect any Disposition (other than a Permitted Disposition) (in each case as defined in the Imagine Agreement), except in compliance with the Right of First Refusal. Prior to making any Disposition (other than a Permitted Disposition), Riverside must first make an offer (an "Offer") to Dispose of all of the Shares of which it desires to Dispose to Imagine, specifying in reasonable detail, the nature of the transaction in which Riverside wishes to Dispose of such Shares. If Imagine accepts an Offer within 15 days of the Offer in whole or in part, Riverside will be obligated to Dispose of such Shares described in the Offer to Imagine on the terms and conditions set forth in the Offer. If Imagine does not accept an Offer within 15 days of the Offer, Riverside may at any time between the 16th day and the closing of business on the 106th day after the Offer make the Disposition described in the Offer. Notwithstanding anything elsewhere contained in the Imagine Agreement, Imagine will not be permitted to exercise the Right of First Refusal to the extent that such exercise would cause any Person or Group (as defined in the Wickes Indenture related to its 11 5/8% Senior subordinated Note due 2003 (the "Wickes Indenture")), other than Riverside (as defined in the Wickes Indenture), to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) any securities of Wickes such that, as a result of such exercise, such Person or Group beneficially owns, directly or indirectly, at least 30% of Wickes' then outstanding voting securities entitled to vote on a regular basis for a majority of the Board of Directors or other equivalent governing body thereof, unless at such time Riverside beneficially owns an amount of voting securities greater than the amount sold by such Person or Group.

         In addition, under the Imagine Agreement, (i) Riverside represented that it does not intend at any time within the next three years to cause Wickes to issue any share of, or any securities or rights convertible into or exchangeable or exercisable for, Wickes' voting capital stock, other than pursuant to existing or future incentive, compensation, benefit or similar plans and programs, (ii) Riverside assigned its rights with respect to the shares of Common Stock acquired under the Imagine Agreement under that certain registration rights agreement dated September 2, 1993 between Riverside and Wickes with respect to such shares, (iii) Riverside agreed to, and agreed to use its best efforts to cause Wickes to, coordinate the various filings with the Securities and Exchange Commission necessary or appropriate with respect to the subject matter of the Imagine Agreement and related matters, and (iv) upon request by Imagine, Riverside agreed to use its best efforts to cause Wickes to effect the securities law registration of Common Stock held by Imagine.

Item 7.  Material to be Filed as Exhibits:

         A  Stock Purchase Agreement*
         B Amendment to Stock Purchase Agreement, extending the option exercise deadline
         C Letter, dated January 26, 1999, of Imagine to Riverside, regarding the exercise of the Option

            *Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this exhibit is not required to be refiled with this filing.

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ James M. Fail
                              ------------------------------------------
                              James M. Fail
                              Date:   February 8, 1999


                              James M. Fail Living Trust


                              By: /s/ James M. Fail
                                  --------------------------------------
                              Its:  Trustee
                                  --------------------------------------
                              Date:   February 8, 1999


                              Stone Holdings, Inc.


                              By: /s/ Harry T. Carneal
                                  --------------------------------------
                              Its:  President
                                  --------------------------------------
                              Date:   February 8, 1999


                              Imagine Investments, Inc.


                              By: /s/ Robert T. Shaw
                                  --------------------------------------
                              Its:  President
                                  --------------------------------------
                              Date:   February 8, 1999

                                  SCHEDULE I
                                  ----------

     Following are the executive officers and directors of all the corporate entities:



Stone Holdings, Inc.
--------------------
Name                  Address                     Office
----                  -------                     ------

James M. Fail         8150 N. Central Expressway  Director; Chairman of the Board,
                      Ste. 1901                   Chief Executive Officer
                      Dallas, TX 75206

Harry T. Carneal      8150 N. Central Expressway  Director, President, Secretary,
                      Ste. 1901                   Treasurer
                      Dallas, TX  75206

Kathryn Fail Smith    4160 N. 49th Way            Director, Vice President
                      Phoenix, AZ  85018

Robert I. Boykin      26 Bridal Path Lane         Director, Vice President
                      Snowmass, CO  81615


Stone Capital, Inc.
-------------------
Name                  Address                     Office
----                  -------                     ------

James M. Fail         8150 N. Central Expressway  Director, Chairman of the Board,
                      Ste. 1901                   Executive Committee
                      Dallas, TX 75206

Harry T. Carneal      8150 N. Central Expressway  Director, Chief Executive
                      Ste. 1901                   Officer, President, Treasurer,
                      Dallas, TX  75206           Secretary, Executive Committee


Kathryn Fail Smith    4160 N. 49th Way            Director, Assistant Secretary
                      Phoenix, AZ  85018

Robert I. Boykin      26 Bridal Path Lane         Director, Assistant Treasurer
                      Snowmass, CO  81615

R. Brad Oates         8150 N. Central Expressway  Executive Vice President
                      Ste. 1900
                      Dallas, TX  75206


Stone Investments, Inc.
-----------------------
Name                  Address                     Office
----                  -------                     ------
James M. Fail         8150 N. Central Expressway  Director, Chairman of the Board
                      Ste. 1901
                      Dallas, TX  75206

Harry T. Carneal      8150 N. Central Expressway  Director, President, Treasurer
                      Ste. 1901
                      Dallas, TX  75206

R. Brad Oates         8150 N. Central Expressway  Director, Executive Vice President
                      Ste. 1900
                      Dallas, TX  75206


Imagine Investments, Inc.
-------------------------
Name                  Address                     Office
----                  -------                     ------

James M. Fail         8150 N. Central Expressway  Director
                      Ste. 1901
                      Dallas, TX  75206

Harry T. Carneal      8150 N. Central Expressway  Director
                      Ste. 1901
                      Dallas, TX  75206

Robert T. Shaw        8150 N. Central Expressway  Director, President
                      Ste. 1900
                      Dallas, TX  75206

                   [Letterhead of Imagine Investments, Inc.]


Mr. Steve Wilson
Riverside Group, Inc.
7800 Delfort Pkwy.
Suite 100
Jacksonville, FL 32245


     Re: Section 1.02(b) of the Stock Purchase Agreement dated October 5, 1998 (the "Agreement")


Dear Steve:

     This letter is to confirm our conversation today that Riverside Group, Inc. and Imagine Investments, Inc. have agreed to extend the date of exercise referred to in the first sentence of Section 1.02(b) of the Agreement to January 29, 1999.

                                       Sincerely,


                                       /s/ Harry T. Carneal

                                       Harry T. Carneal


ACCEPTED AND AGREED TO
effective January 25, 1999, notwithstanding the date of execution.

RIVERSIDE GROUP, INC.

By: /s/ Steve Wilson
        Steve Wilson

Its:
     ---------------------

                   [LETTERHEAD OF IMAGINE INVESTMENTS, INC.]


                                January 26, 1999


Mr. Steve Wilson
Riverside Group, Inc.
7800 Belfort Parkway, #100
Jacksonville, FL 32245

       Re:  Exercise of Option and Designated Account

Dear Steve:

     Imagine Investments, Inc. ("Imagine") hereby exercises its option to purchase 365,000 shares of Wickes, Inc. (the "Shares") for $3.25 per share, for a total purchase price of $1,186,250.00, subject to your agreement to the terms of this letter agreement. Such purchase is made pursuant to the Stock Purchase Agreement dated October 5, 1998, between Riverside Group, Inc. ("Riverside") and Imagine, as amended (the "Option Agreement"). The funds to purchase the 365,000 shares will be wired to Riverside on or before February 1, 1999. You have agreed to, as promptly as possible, deliver to Imagine a certificate(s) for the Shares, free and clear of all liens, pledges and security interests.

     In order to induce us to exercise the option to purchase additional stock pursuant to the Option Agreement, Riverside and Imagine agree to the following terms:

     1. Deposit of Funds. Riverside agrees that $650,000 of the $1,186,250.00 consideration for the purchase from Riverside of the Shares will be directly wired by Imagine into a segregated bank account of Riverside ("Designated Account") at a bank in Jacksonville, Florida to be selected by Riverside. Such Designated Account will be opened by Riverside on or before January 29, 1999. If the Designated Account has not been opened by January 29, 1999, Imagine may refuse to purchase the Shares, purchase the shares as soon as the Designated Account has been opened, or elect to purchase the Shares and place the purchase price in an escrow account with a third party until such time as the Designated Account has been opened.

     2.   Release of Funds.

          a. Signatures Required. Amounts in the Designated Account, including any interest earned on such amounts, may be released only with the signature of one person from Category A below (each, a "Riverside Signer") and one person from Category B below (each, an "Imagine Signer"):

               Category A              Category B
               ----------              ----------

               Steve Wilson            Harry T. Carneal
               Catherine Gray          B. Kent Hill
                                       Robert T. Shaw

     Riverside shall not permit, without the prior written consent of Imagine, any changes to be made to the Imagine Signers or to the number and type of persons whose signatures are needed to withdraw funds from the Designated Account; provided, however, that Riverside shall be permitted to change the persons who are Riverside Signers without the consent of Imagine.

     b. Amount and Timing of Withdrawals. The parties agree to permit funds to be withdrawn from the Designated Account as necessary for payment of interest on that certain Subordinated Note Agreement, dated August 31, 1989, in an amount of up to $12 million, and related documents, which debentures are due September 30, 1999 (the "Sub-Debt"). Such funds may not be used for any other purpose other than the payment of interest on the Sub-Debt.

     c. Request for Withdrawal. Upon a written request from Riverside to Imagine, signed by the chief executive officer and chief financial officer of Riverside, requesting withdrawal of funds from the Designated Account to be used specifically to pay interest on the Sub-Debt and specifying the amount requested to be withdrawn from the Designated Account, one of the Imagine Signers will execute a check(s) made payable to the holders (or their designee) of the "Sub-Debt."

     Should you agree to the terms of this letter agreement, please sign below. Thank you.

                                       Sincerely,



                                       /s/ Harry T. Carneal
                                       Harry T. Carneal

AGREED TO BY:

RIVERSIDE GROUP, INC.

By:   /s/ J. Steven Wilson
    ---------------------------
Name: J. Steven Wilson
Title: Chairman, President, CEO
Date: January 28, 1999